UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 21)

QIAGEN N.V.
(Name of Subject Company (Issuer))
Quebec B.V.
(Offeror)
a wholly owned subsidiary of
Thermo Fisher Scientific Inc.
(Ultimate Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer, or other person))
Ordinary Shares, €0.01 par value per share
(Title of Class of Securities)
N72482123
(CUSIP Number of Class of Securities)
Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone: (781) 622-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Matthew M. Guest, Esq.
Brandon C. Price, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEES
Transaction Valuation(1)	Amount of Filing Fee(2)
$11,536,919,459	$1,497,493

(1)
Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation assumes the purchase of ordinary shares, par value €0.01 per share (each, a “QIAGEN Share”), of QIAGEN N.V. (“QIAGEN”), at a purchase price of €43.00 per QIAGEN Share in cash, converted into a purchase price of $48.67 per QIAGEN Share using a rate of $1.1318 U.S. dollars per 1.00 Euro, the noon buying rate as of July 10, 2020 published by the Federal Reserve Bank of New York. The calculation of the transaction valuation is determined by adding the sum of (i) 230,829,309 issued QIAGEN Shares (including fractional QIAGEN Shares and QIAGEN Shares held by QIAGEN in treasury) multiplied by the offer consideration of $48.67 per QIAGEN Share, (ii) the offer consideration in respect of 558,505 outstanding stock options multiplied by the offer consideration of $48.67 per QIAGEN Share, (iii) 475,880 QIAGEN Shares subject to issuance pursuant to restricted share units that are anticipated to vest at or prior to the completion of the transaction, multiplied by the offer consideration of $48.67 per QIAGEN Share, (iv) 2,380,059 QIAGEN Shares subject to issuance pursuant to performance share units that are anticipated to vest at or prior to the completion of the transaction, multiplied by the offer consideration of $48.67 per QIAGEN Share and (v) approximately 2,800,000 QIAGEN Shares subject to issuance upon settlement of outstanding warrants with an exercise price less than $48.67 per QIAGEN Share, multiplied by the offer consideration of $48.67 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of April 23, 2020.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,304,521	Filing Party: Quebec B.V. and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO-T	Date Filed: April 28, 2020
Amount Previously Paid: $192,972	Filing Party: Quebec B.V. and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: July 16, 2020

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13de-4.

☐
Going-private transactions subject to Rule 13e-3.

☐
Amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 21 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on April 28, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Quebec B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Quebec” or the “Bidder”) and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Bidder Parent”), for all ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) at a price of EUR 43.00 per QIAGEN Share, without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer document dated May 18, 2020 (as amended, including by the Amendment of the Offer, dated July 17, 2020 (the “Offer Amendment,” a copy of which is attached thereto as Exhibit (a)(1)(H) to the Schedule TO), the “Offer Document”), a copy of which is attached thereto as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”) and declaration of acceptance (the “Declaration of Acceptance”), copies of which are attached thereto as Exhibits (a)(1)(B) and (a)(1)(G) to the Schedule TO, respectively, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.
Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
Exhibit No.	Description
(a)(5)(BB)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 7, 2020 (English translation of document prepared in German only).

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 7, 2020
Quebec B.V.
By:
/s/ Anthony H. Smith

Name: Anthony H. Smith
Title:   Managing Director
Thermo Fisher Scientific Inc.
By:
/s/ Michael A. Boxer

Name: Michael A. Boxer
Title:   Senior Vice President and General Counsel

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer Document, dated May 18, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on May 18, 2020.*
(a)(1)(G)	Technical Guidelines for the Settlement (English translation (except for German version of Form of Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Form of Letter to Clients and Declaration of Acceptance)).*
(a)(1)(H)	Amendment of the Offer, dated July 17, 2020.*
(a)(5)(A)	Press Release, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).*
(a)(5)(B)	Investor Presentation, dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).*
(a)(5)(C)	Publication of the decision to make a takeover offer pursuant to Section 10 Para 1 of the German Securities Acquisition and Takeover Act, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).*
(a)(5)(D)	Letter to QIAGEN N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).*
(a)(5)(E)	Transcript of Investor Conference Call held by Thermo Fisher Scientific Inc. on March 3, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).*
(a)(5)(F)	Excerpt of transcript of Q1 2020 Earnings Call held by Thermo Fisher Scientific Inc. on April 22, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on April 23, 2020).*
(a)(5)(G)	Press Release, dated May 18, 2020.*
(a)(5)(H)	Announcement of availability of the Offer Document pursuant to Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisitions and Takeover Act, dated May 18, 2020.*
(a)(5)(I)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on May 25, 2020 (English translation of document prepared in German only).*
(a)(5)(J)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on June 2, 2020 (English translation of document prepared in German only).*

Exhibit No.	Description
(a)(5)(K)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on June 8, 2020 (English translation of document prepared in German only).*
(a)(5)(L)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on June 15, 2020 (English translation of document prepared in German only).*
(a)(5)(M)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on June 22, 2020 (English translation of document prepared in German only).*
(a)(5)(N)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on June 29, 2020 (English translation of document prepared in German only).*
(a)(5)(O)	Notice of the Bidder Regarding Fulfillment of an Offer Condition, as published in the German Federal Gazette on July 1, 2020 (English translation of document prepared in German only).*
(a)(5)(P)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on July 6, 2020 (English translation of document prepared in German only).*
(a)(5)(Q)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on July 13, 2020 (English translation of document prepared in German only).*
(a)(5)(R)	Press Release, dated July 16, 2020.*
(a)(5)(S)	Announcement of availability of the Amendment of the Offer pursuant to Sections 34, 21 para. 2 sentence 1 in conjunction with Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act, dated July 17, 2020.*
(a)(5)(T)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on July 20, 2020 (English translation of document prepared in German only).*
(a)(5)(U)	Excerpt from transcript of Q2 2020 Earnings Call held on July 22, 2020.*
(a)(5)(V)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on July 27, 2020 (English translation of document prepared in German only).*
(a)(5)(W)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 3, 2020 (English translation of document prepared in German only).*
(a)(5)(X)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 4, 2020 (English translation of document prepared in German only).*
(a)(5)(Y)	Press Release, dated August 4, 2020.*
(a)(5)(Z)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 5, 2020 (English translation of document prepared in German only).*
(a)(5)(AA)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 6, 2020 (English translation of document prepared in German only).*
(a)(5)(BB)	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 7, 2020 (English translation of document prepared in German only).

Exhibit No.	Description
(b)(1)	Bridge Credit Agreement, dated as of April 17, 2020, among Thermo Fisher Scientific Inc., each lender from time to time party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on April 23, 2020).*
(d)(1)	Business Combination Agreement, dated as of March 3, 2020, by and between Thermo Fisher Scientific Inc. and QIAGEN N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 9, 2020).*
(d)(2)	Letter Agreement between Thierry Bernard and Thermo Fisher Scientific Inc. dated March 2, 2020.*
(d)(3)	Letter Agreement between Barthold Piening and Thermo Fisher Scientific Inc. dated March 2, 2020.*
(d)(4)	Letter Agreement between Thomas Schweins and Thermo Fisher Scientific Inc. dated March 2, 2020.*
(d)(5)	Letter Agreement between Jonathan Sheldon and Thermo Fisher Scientific Inc. dated March 2, 2020.*
(d)(6)	Letter Agreement between Jean-Pascal Viola and Thermo Fisher Scientific Inc. dated March 2, 2020.*
(d)(7)	Non-Tender Agreement, between QIAGEN N.V. and Quebec B.V., dated April 27, 2020.*
(d)(8)	Amendment No. 1 to the Business Combination Agreement, dated as of July 16, 2020, by and between Thermo Fisher Scientific Inc. and QIAGEN N.V.*

*
Previously filed.